Form C: Filer Information

Filer CIK: 0001972942

Filer CCC: @4mdjyvz

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Submission Contact Information

Name: Rebecca Vigil

Phone Number: 8014557386

Contact E-Mail Address: rebeccavigil@colonialstock.com

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Form C: Issuer Information

Issuer Information

Name of Issuer: IdBase Technologies Inc.

Legal Status of Issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DELAWARE

Date of Incorporation/Organization: 07-29-2010

Physical Address of Issuer:

Address 1:   #2302-1000 BEACH AVENUE

Address 2:   SUITE 403B

City: VANCOUVER

State/Country: CANADA (FEDERAL LEVEL)

Mailing Zip/Postal Code: V6E4M2

Website of Issuer: www.investinidbase.com

Is there a Co-issuer?   ○ Yes ◉ No

Intermediary through which the Offering will be Conducted:

CIK: 0001872856

Company Name: DEALMAKER SECURITIES LLC

Commission File Number:

008-70756

CRD Number:

000315324

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The issuer pays DealMaker Securities, LLC an 8.5% commission on sold securities, disbursed from escrow at closing. Additionally, the issuer paid a $15,000 administrative fee, $2,000 monthly maintenance, and reimburses offering expenses

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

25000

Price:

0.40000

Target Offering Amount:

10300.00

Maximum Offering Amount (if different from Target Offering Amount):

4989545.00

Oversubscriptions Accepted:

◉ Yes ○ No

If yes, disclose how oversubscriptions will be allocated:

Other

Provide a description:

At Company's Discretion

Deadline to reach the Target Offering Amount:

06-27-2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:

5.00

Total Assets Most Recent Fiscal Year-end:

23985.00

Total Assets Prior Fiscal Year-end:

153533.00

Cash and Cash Equivalents Most Recent Fiscal Year-end:

6384.00

Cash and Cash Equivalents Prior Fiscal Year-end:

5000.00

Accounts Receivable Most Recent Fiscal Year-end:

0.00

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:

1009058.00

Short-term Debt Prior Fiscal Year-end:	2520699.00
Long-term Debt Most Recent Fiscal Year-end:	35585.00
Long-term Debt Prior Fiscal Year-end:	39986.00
Revenue/Sales Most Recent Fiscal Year-end:	0.00
Revenue/Sales Prior Fiscal Year-end:	0.00
Cost of Goods Sold Most Recent Fiscal Year-end:	0.00
Cost of Goods Sold Prior Fiscal Year-end:	0.00
Taxes Paid Most Recent Fiscal Year-end:	0.00
Taxes Paid Prior Fiscal Year-end:	0.00
Net Income Most Recent Fiscal Year-end:	525980.00
Net Income Prior Fiscal Year-end:	-381521.00
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALABAMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ARIZONA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ARKANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CALIFORNIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	COLORADO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CONNECTICUT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	DELAWARE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	DISTRICT OF COLUMBIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	FLORIDA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	GEORGIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	HAWAII
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IDAHO
Using the list below, select the jurisdictions in which the issuer intends to	ILLINOIS

offer the securities:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	INDIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IOWA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KENTUCKY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	LOUISIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MAINE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MARYLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MASSACHUSETTS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MICHIGAN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MINNESOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSISSIPPI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSOURI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MONTANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEBRASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEVADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW HAMPSHIRE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW JERSEY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW MEXICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW YORK
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OHIO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OKLAHOMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PUERTO RICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	RHODE ISLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	IdBase Technologies Inc.
Signature:	/s/ Alan Gelfand
Title:	CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	/s/ Alan Gelfand

Title: CEO

Date: 04-22-2025